Exhibit 4.13

SALE AND PURCHASE OF CAPTURE PROJECTS LIMITED

TOP IMAGE SYSTEMS UK LIMITED	(1)

and

TOP IMAGE SYSTEMS LIMITED	(2)

and

THE SHAREHOLDERS OF CAPTURE PROJECTS LIMITED AGREEMENT	(3)

Ref: SM05/RH02
Burges Salmon LLP
www.burges-salmon.com
Tel: +44 (0)117 939 2000
Fax: +44 (0)117 902 4400

CONTENTS

Clause	Heading	Page

1	INTERPRETATION	4
2	AGREEMENT FOR SALE	10
3	PURCHASE CONSIDERATION	11
4	CONDITIONS	11
5	RETENTION	12
6	COMPLETION	14
7	WARRANTIES BY THE WARRANTORS	16
8	LIMITATIONS OF LIABILITY	17
9	PENSIONS	17
10	NAME	17
11	FUTURE ACTIVITIES	18
12	POST COMPLETION MATTERS	19
13	ASSIGNMENT	19
14	SUCCESSORS AND ASSIGNS	19
15	FURTHER ASSURANCE	20
16	TIME OF THE ESSENCE	20
17	CONFIDENTIALITY	20
18	ANNOUNCEMENTS	21
19	INDEMNITY	22
20	COSTS	22

21	TAX	23
22	AMENDMENTS AND WAIVER	23
23	ENTIRE AGREEMENT	23
24	FRAUD	24
25	SURVIVAL OF OBLIGATIONS	24
26	RIGHTS OF THIRD PARTIES	24
27	NOTICES	25
28	COUNTERPARTS	26
29	GOVERNING LAW	27
30	JURISDICTION	27
Schedule 1 - The Vendors		29
Schedule 2 - The Company		30
	Part A	30
	Part B	31
Schedule 3 - The Intellectual Property		32
Schedule 4 - The Pension Schemes		33
Schedule 5 - The Properties		34
	Part A - Freehold Properties	34
	Part B - Leasehold Properties	34
Schedule 6 - Completion Documents		35
Schedule 7 - The Warranties		37
Schedule 8 - Warranty Limitations		47
Schedule 9 - Conduct of Business		50
Schedule 10 - 2nd, 3rd & 4th Consideration Payment		51

Schedule 11 - Tax Deed	53
Schedule 12 - Agreed Form Resignation Letters for Directors and Secretary of the Company	63
Schedule 13 - Vendors' Solicitors Form of Legal Opinion	64
Schedule 14 - Service Agreement between Roger Stocker and the Company	67

THIS AGREEMENT is made on          day of April 2007

BETWEEN:

(1)	Roger Stocker and Edward Stocker, being the sole beneficial shareholders of Capture Projects Limited whose full details and shareholdings are set out in Schedule 1, which expression shall include the legal personal representatives of any such persons (the "Vendors");

(2)	TOP IMAGE SYSTEMS UK LIMITED (a company incorporated in England and Wales with registered office at Amberley Place 107-111 Peascod Street Windsor SL4 1TE United Kingdom ("TIS UK" or the "Purchaser"); and

(3)	TOP IMAGE SYSTEMS LIMITED. a company incorporated under the laws of Israel, ("TIS" or the "Parent")

RECITALS:

(A)	The Company (as defined below) is a private company limited by shares incorporated in England further information about which is contained in Schedule 2.

(B)	The Vendors are the beneficial owners of and are able to procure the sale and transfer, free from Encumbrances (as defined below), of the Shares (as defined below).

(C)	The Vendors have agreed to sell and the Purchaser has agreed to purchase all of the issued shares in the capital of the Company.

(D)	The Vendors can procure the sale to the Purchaser of all the shares in the share capital of the Company.

(E)	TIS engages in the development and worldwide distribution and marketing of data capture software solutions and is currently active in the UK through its subsidiary, TIS UK.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions

In this Agreement unless the context otherwise requires:

“Accounts” means the audited accounts of the Company for the period commencing on 1 January 2005 and ending on the Balance Sheet Date comprising (inter alia) the audited balance sheet and the audited profit and loss account, the notes and the cash flow statement relating thereto and the reports of the directors and auditors thereon; and which the Parent shall arrange (at its own cost) to be prepared in accordance with US General Accepted Accounting Practices (GAAP) standards for the purposes of this agreement;

“Agreement” means this agreement and all schedules and recitals in and appendices to this agreement;

“Auditors” means: Peter Howard Foreman & Co of 1 Wharfe Mews, Wetherby LS22 6LX;

“Balance Sheet Date” means 31 December 2006;

“Business” means the marketing and distribution of software solutions in the field of data capture and the provision of integration services in the content capture field;

“CAA” means the Capital Allowances Act 2001;

“Company” means Capture Projects Limited, a limited company organized under the laws of England and Wales with principal offices at Waterside, Grange Park, Boston Road, Wetherby, Leeds LS22 5NB;

“Completion” means completion of the sale and purchase of the Shares as contemplated in clause 6 of this Agreement;

“Completion Date” means the date on which Completion takes place;

“Conditions” means the conditions precedent set out in clause 4.1;

“Confidential Information” means all information or data of the Company in relation to the Business (in whatever medium stored) which is of a confidential nature including but without limitation, all business, financial, commercial, technical, operational, organisational, legal, management and marketing information, data, know how and trade secrets of the Company;

“Consideration” means the 1st Consideration Payment, the 2nd Consideration Payment, the 3rd Consideration Payment and the 4th Consideration Payment;

“1st Consideration Payment” means the sum of £1,800,000 (one million eight hundred thousand Pounds) payable to the Vendors in accordance with clause 3.1;

“2nd Consideration Payment” means the sum of £500,000 (five hundred thousand Pounds) payable in accordance with the provisions of Schedule 10;

“3rd Consideration Payment” means the sum of £200,000 payable to the Vendors in accordance with the provisions of Schedule 10;

“4th Consideration Payment” means a further payment of up to £200,000 payable to the Vendors in accordance with the provisions of Schedule 10;

“CPL” means the Company;

“Disclosure Letter” means the letter (together with its attachments) of even date from the Vendors to the Purchaser disclosing:

(a)	information constituting exceptions to the Warranties; and

(b)	particulars of other matters referred to in this Agreement;

“Effective Time” means the time of Completion;

“Employee” means a director or employee of the Company employed as at the date of this Agreement;

“Encumbrance” includes any interest of any person including, without prejudice to the generality of the foregoing, any fixed security, debenture, mortgage, charge, assignation, pledge, deposit by way of security, bill of sale, lease, hire-purchase, credit-sale and other agreements for payment on deferred terms, right to acquire, option, lien or right of pre-emption, security interest, title retention or other right of retention or any other security agreement or arrangement whatsoever;

“Event” includes any act, omission, event or transaction and, without limitation, the receipt or accrual of any income profits or gains, the declaration making or payment of any distribution, the ownership of any asset membership of or ceasing to be a member of any group or partnership or any other association, death, any residence or change in the residence of any person for Tax purposes, the expiry of any period of time and Completion;

“Expiry Date” means 12 months from the date of this Agreement;

“Intellectual Property” means all inventions (whether patentable or not), patents, utility models, designs (both registered and unregistered and including rights in semiconductor topographies), copyright, database rights, domain names, trade and service marks (both registered and unregistered) together with all applications for, rights to the grant of and extensions of the same, and all other intellectual and industrial property including but not limited to all similar or analogous rights throughout the world, in each case for the full term of the relevant right;

“Intellectual Property Rights” means all rights in and to the Intellectual Property that is owned or licensed by the Company (including the Licensed Rights) and used or proposed to be used by the Company in its businesses and including without limitation that listed in Schedule 3;

“Key Employee ” means Roger Stocker.

“Licensed Rights” means the Intellectual Property that is licensed to the Company.

“Options” means all and any options over shares in the Company, whether vested, exercised, contingent or otherwise;

“Performance Related Consideration” means the 2nd Consideration Payment the 3rd Consideration Payment and the 4th Consideration Payment together;

“Properties” means the properties set out in Schedule 5;

“Purchaser’s Accountants” means Ernst & Young;

“Purchaser’s Group” means the Purchaser, any holding company of the Purchaser and/or any subsidiary of the Purchaser or of any holding company of the Purchaser;

“Purchaser’s Solicitors” means Preiskel & Co LLP of 8-10 New Fetter Lane, London, EC4A 1RS.

“Retention” means the amount of deduction from the Cash Consideration to be retained by the Purchaser until the Expiry Date in accordance with clause 5;

“SDLT” means Stamp Duty Land Tax introduced under the Finance Act 2003;

“SEC” means the U.S. Securities and Exchange Commission.

“Service Agreement” means the service agreement between the Company and Roger Stocker, as set out in its entirety at Schedule 14;

“Shares” means (a) collectively in relation to the Vendors, 100% of the entire issued share capital of the Company on a fully diluted basis, including all Options (“Fully Diluted Basis”) and (b) separately in relation to a Vendor, the shares in the Company held by that Vendor as specified in Schedule 1 and includes any rights of the holder attaching to, or accruing in relation to, those shares as at the date of this Agreement and the Completion Date;

“Shareholders” means all the holders of the entire issued share capital of the Company including Options whose Shares and Options are set out in Schedule 1;

“Tax” and “Taxation” has the meaning given to it in the Tax Deed;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“Taxes Act” means the Income and Corporation Taxes Act 1988;

“Tax Authority” has the meaning given to it in the Tax Deed;

“Tax Deed” means the deed in the form set out in Schedule 11;

“Tax Statute” means any primary or secondary statute instrument, enactment, order, law, by-law, act, rule or regulation making any provision for or in relation to Tax including, for the avoidance of doubt any European Union directive which has direct effect or regulation;

“Tax Warranties” means those Warranties set out in paragraph 11 of Schedule 7;

“TMA” means the Taxes Management Act 1970;

“VATA” means the Value Added Taxes Act 1994;

“VAT Regulations” means the Value Added Tax Regulations 1995 (SI 1995/2518);

“Vendors’ Solicitors” means Burges Salmon LLP;

“Warranties” means the warranties set out in clause 7 and Schedule 7;

“Warrantors” means the Vendors;

1.2	Interpretation and Construction

In this Agreement, unless otherwise specified or the context otherwise requires:-

(a)	words importing the singular only shall include the plural and vice versa;

(b)	words importing the whole shall be treated as including a reference to any part thereof;

(c)	words importing any gender shall include all other genders;

(d)	reference to a Schedule, Appendix, Recital, Clause or Paragraph is to the relevant schedule, appendix, recital, clause or paragraph of this Agreement;

(e)	reference to this Agreement or to any other document is a reference to this Agreement or to that other document as modified, amended, varied, supplemented, assigned, novated or replaced from time to time;

(f)	reference to any provision of law is a reference to that provision as modified or re-enacted from time to time except to the extent that any modification or re-enactment takes effect after the date of execution of this Agreement and has the effect of increasing or extending any obligation or liability or otherwise adversely affects the rights of any party to this Agreement;

(g)	reference to any statutory provision is a reference to any subordinate legislation made under that provision from time to time;

(h)	reference to any legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most approximates in that jurisdiction to the English legal term.

1.3	Headings used in this Agreement shall not affect its construction or interpretation.

1.4	Obligations and liabilities assumed by more than one person in this Agreement as a single party or otherwise are assumed jointly and severally unless otherwise specified.

1.5	Other references

In this Agreement a reference to:-

(a)	“in writing” or “written” includes faxes and any non-transitory form of visible reproduction or words but excludes electronic mail and text messaging via mobile phone;

(b)	a document being “in the agreed form” means that it shall be in the form agreed by the Vendors’ Solicitors and the Purchaser’s Solicitors and signed or initialled by or on behalf of the Vendor and the Purchaser for identification prior to the Purchaser’s execution of this Agreement;

(c)	a “person” includes any individual, firm, company, corporation, body corporate, government, state or agency of state, trust or foundation, or any association, partnership or unincorporated body of two or more of the foregoing (whether or not having separate legal personality and wherever incorporated or established);

(d)	a “business day” means any day which is not a Saturday, a Sunday or a public holiday in England, Israel or the United States;

(e)	a “subsidiary” means a subsidiary as defined in section 736 and 736A of the Companies Act 1985;

(f)	a “subsidiary undertaking” means a subsidiary undertaking as defined in section 258 of the Companies Act 1985;

(g)	a “holding company ” means a holding company as defined in section 736 and 736A of the Companies Act 1985; and

(h)	any reference to a person being an “associate” of another shall be interpreted in accordance with section 435 of the Insolvency Act 1986, and a person shall be regarded as being “connected” or “associated” with any person which is an associate of his and with any company of which any director is an associate of his.

2	AGREEMENT FOR SALE

2.1	Sale and Purchase

Subject to the terms and conditions of this Agreement, the Vendors shall sell, with full title guarantee, and the Purchaser shall purchase, as at the Effective Time, the Shares set opposite their respective names in Schedule 1 representing, upon completion, 100% of the issued and outstanding share capital of the Company on a Fully Diluted Basis.

2.2	Waiver of rights

The Vendors hereby waive or agree to procure the waiver of any pre-emption rights which may exist in relation to the Shares pursuant to the articles of association of the Company or otherwise.

2.3	Simultaneous acquisition

On Completion the Purchaser shall not be obliged to complete the purchase of the Shares unless the purchase of 100% of the Company’s Shares has been completed. If for some reason, after Completion takes place, it transpires that the Purchaser did not acquire 100% of the Shares on the day of Completion, the completion of the purchase of some of the Shares shall not affect the rights of the Purchaser with respect to acquiring the entire amount of any such remaining Shares.

2.4	Covenants for title

Upon Completion the Vendors shall be deemed to have given to the Purchaser full title guarantee in respect of 100% of the issued shares and Options in the Company.

The Warrantors warrant and represent that there are no other holders of shares in the Company and that there are no option holders in the Company. The Warrantors shall indemnify the Purchaser against all claims and demands and any expenses which may be made or incurred as a consequence of such warranty and representation not being true and accurate as at the date of Completion.

3	PURCHASE CONSIDERATION

Consideration

3.1	The purchase price for the Shares shall be the 1st Consideration Payment, the 2nd Consideration Payment, the 3rd Consideration Payment and the 4th Consideration Payment, which shall be satisfied by payment into the Vendors’Solicitors’ client account.

3.2	£180,000 (one hundred and eighty thousand Pounds) shall be retained by the Purchaser as the Retention in accordance with clause 5.

4	CONDITIONS

4.1	Conditions Precedent

Completion is in all respects conditional upon:

(a)	Parent’s Board of Directors and, if required under Parent’s sole discretion, Parent’s shareholders approving the transaction contemplated by this Agreement;

(b)	the Purchaser acquiring legal and beneficial ownership of 100% of the entire issued share capital of the Company on a Fully Diluted Basis;

(c)	compliance by the Warrantors with their obligations set out at clauses 6.2 (c) & (d);

(d)	the Company having no liabilities (including contingent liabilities) which are outstanding on the part of the Company, other than an overdraft that is less than £200,000 or liabilities not exceeding £10,000 which have arisen in the ordinary course of business since the date to which the Accounts were prepared;

(e)	the repayment in full prior to completion of all loans made to directors or employees of the Company;

(f)	the overdraft of the Company being no greater than £200,000; and

(g)	there having been no variation or amendment (whether in writing or verbally) made to the terms of the Service Agreement as set out at Schedule 14.

4.2	Waiver of conditions precedent

The Purchaser reserves the right to waive the Condition in clauses 4.1 provided that no such waiver shall be permitted if the failure to satisfy such condition would constitute a breach of applicable law.

4.3	Notification of anticipated failure

Each party shall notify the others immediately in writing on becoming aware of any matter which may give rise to a condition which they are obliged to satisfy not being fulfilled.

4.4	Failure to satisfy or waive conditions

If any of the Conditions has not been fulfilled or waived by Completion then, without prejudice to the accrued rights of the parties arising in respect of the any provisions of this Agreement, and except for the provisions of clauses 17 (Confidentiality), 18 (Announcements), 20 (Costs), 29 (Governing Law) and 30 (Jurisdiction), this Agreement shall cease to have effect without any party having any rights or claims towards the other party and the Cash Consideration shall be returned to the Purchaser within 2 Business Days..

5	RETENTION

5.1	If prior to the Expiry Date the Purchaser brings any claim against the Warrantors under this Agreement in respect of which the Warrantors’ liability has been agreed in writing or has been determined in the Purchaser’s favour by a court of competent jurisdiction, the Purchaser shall be entitled to require the amount of such agreed or determined liability to be paid immediately to the Purchaser, and such payment shall be made out of the Retention (up to the amount of the Retention) within two Business Days of the date on which it becomes due for payment as has been agreed or determined, such payment being a deduction to any amounts owed by the Warrantors to the Purchaser as a result of a Relevant Claim.

5.2	Subject to any amounts due to be paid under clause, 5.1, and subject to clauses 5.3 to 5.6 inclusive, such amount of the Retention (less any bank charges payable in respect of such account) shall be payable to the Vendors’ Solicitors on the Expiry Date.

5.3	Interest accruing from time to time on the balance of the Retention shall be added and charges shall be deducted pro rata to monies paid out of the Retention as and when such monies are paid out.

5.4	If, prior to the Expiry Date, the Purchaser has made a written claim under this Agreement which has not been finally determined (which expression means determined by a court of competent jurisdiction from which the Warrantors have not appealed within any applicable time limit), or the Warrantors and the Purchaser have not agreed whether the Warrantors are liable (a “Disputed Claim”), there shall be released to the Warrantors on the Expiry Date the balance of the Retention remaining after deducting such amount as the Warrantors’ Agent and the Purchaser shall agree as representing the value of the Disputed Claim. In the absence of agreement, the amount to be deducted shall be as determined by an independent accountant (to be agreed between the parties or failing agreement to be appointed on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales) as representing his best estimate of the amount of the claim or claims.

5.5	Any independent accountant appointed under clause 5.4 shall act as expert and not as arbitrator and in the absence of manifest error, his determination shall be binding on the parties. The parties shall bear in equal proportions the costs and expenses of any accountant appointed under clause 5.4.

5.6	The amount of the Retention retained under clause 5.4 (the “Retained Amount”) shall be held as a continuing security for the Purchaser and shall be released to the Vendors on the date being the earlier of:

(a)	the date being twelve months following the Expiry Date;

(b)	the date on which the Disputed Claim is settled.

6	COMPLETION

6.1	Date and place

Completion shall take place on 11 April 2007, subject to satisfaction of clauses 4.1(a) and subject to clause 4.2, clauses 4.1(c) and 4.1(d) or such later date as the parties may agree in writing.

6.2	Warrantors’obligations

At Completion the Warrantors shall:

(a)	deliver, give or make available to the Purchaser the documents listed in Schedule 6 (Completion Documents);

(b)	procure that a board meeting of the Company is held at which it shall be resolved that:

(i)	each of the transfers in respect of the Shares be approved for registration and that, subject only to the transfers being duly stamped, the Purchaser shall be registered as the holder of the Shares concerned in the Company’s register of members and that share certificates in respect thereof be executed by the Company and delivered to the Purchaser at Completion;

(ii)	the resignations of Peter Eggleston and Ted Stocker as directors and Elizabeth Stocker as secretary of the Company be tabled and approved;

(iii)	Gideon Shmuel, Ido Schechter and Arie Rand shall be appointed directors of the Company;

(iv)	Gideon Shmuel be appointed as the secretary of the Company;

(v)	deliver bank mandate forms replacing all existing authorities other than those of Roger Stocker and Mark Powell relating to the bank accounts and instructing Nat West Bank to add Ido Schechter and Arie Rand forthwith to the mandate;

(vi)	the registered offices of the Company be changed to 8 The Square Stockley Park Middlesex UB11 1FW United Kingdom; and

(vii)	the Service Agreement be approved.

(c)	repay to the Company all moneys owing as at Completion by the Vendors to the Company whether or not such sums are due for repayment and shall provide a waiver and confirmation that the Vendors are not owed any amounts by the Company whatsoever, including but not limited to monies by way of dividends, employment, shareholders’ loan, consultancy or for director’s fees;

(d)	procure the discharge of all guarantees and like obligations given by the Company in respect of the obligations of any other person, save for the mortgage debenture dated November 1998 in favour of National Westminster Bank PLC; and

(e)	execute the Tax Deed;

6.3	Purchaser’s obligations

At Completion the Purchaser, subject to compliance by the Warrantors with their completion related obligations in clause 6.2, shall:

(a)	pay the 1st Consideration Payment (less the Retention) by electronic funds transfer to the Vendors’ Solicitors (the Vendors’ Solicitors being hereby authorised by the Vendors entitled to the 1st Consideration Payment to receive the 1st Consideration Payment) and payment of the 1st Consideration Payment to the Vendors’ Solicitors shall constitute a good and complete discharge to the Purchaser in respect of its obligation to pay the 1st Consideration Payment; and

(b)	deliver to the Vendors’ Solicitors a counterpart of the Tax Deed duly executed by the Purchaser;

6.4	Sale of all Shares

The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares and surrender of Options in whole is completed in accordance with this Agreement so that the Purchaser acquires the full issued and to be issued share capital of the Company.

6.5	Failure to comply

(a)	If in any respect the obligations of either party set out in this clause 6 are not complied with on the date specified in clause 6.1 the parties shall not be obliged to complete this Agreement and may (without prejudice to their rights under this Agreement):

(i)	defer Completion to a date not more than forty eight (48) days after that date;

(ii)	proceed to Completion as far as practicable (but not including completion of some only of the Shares); or

(iii)	waive all or any of the requirements set out in clause 6.2 (if any of the Vendors is the defaulting party) or clause 6.3 (if the Purchaser is the defaulting party) at its discretion by means of a notice to that effect in writing served on the other.

(b)	If and only if, the party not in default shall have deferred Completion in accordance with clause 6.5(a)(i) for a period of at least twenty one (21) days and the party in default is still unable to comply with the obligations in this clause 6 by such date then the party not in default may rescind this Agreement.

6.6	Continuing obligations

The Warranties and all other provisions of this Agreement in so far as the same shall not have been performed at Completion shall not be extinguished or affected by Completion, or by any other event or matter whatsoever, except by a specific and duly authorised written waiver or release by the Purchaser.

7	WARRANTIES BY THE WARRANTORS

7.1	Accuracy of warranties

Each of the Warrantors jointly and severally warrants to the Purchaser that, save as fairly disclosed in the Disclosure Letter, the Warranties are true and accurate in all material respects as of the date of signing hereof and shall continue to be true and correct as of the date of Completion.

7.2	Knowledge of the Warrantors

Where any Warranty refers to the knowledge, information or belief of the Warrantors, they undertake that they have made all reasonable enquiry into the subject matter of the Warranty.

7.3	Information supplied to the Warrantors

(a)	No information supplied by or on behalf of any employee, agent or adviser of the Company to the Warrantors in connection with the Warranties or the preparation of the Disclosure Letter shall constitute a warranty or representation as to the accuracy of such information provided however that the effect and validity of any Warranty made by any Warrantor based upon or in reliance on such information shall not be affected.

(b)	Each of the Warrantors hereby undertakes to the Purchaser to waive any claim which he may have against any employee, agent or adviser of the Company in respect of any information referred to in clause 7.3(a).

7.4	Reliance

The Purchaser has entered into this Agreement in reliance upon the Warranties.

7.5	Payments under Warranties to be deemed reduction of consideration

Any amount payable under this Agreement for breach of the Warranties shall be deemed to be a reduction in the consideration payable for the Shares.

8	LIMITATIONS OF LIABILITY

8.1	Limitation of Warrantors’ liability

The provisions of Schedule 8 shall operate to limit the liability of the Warrantors under the Warranties save those Warranties set out in paragraph 1 of Schedule 7.

8.2	No limitation in case of fraud etc

The provisions of clause 8.1 shall not operate to limit the liability of the Warrantors where the liability arises as a result of fraud or gross negligence on the part of any of the Warrantors the Company or any of the officers or employees of the Company, or any agents or representatives of the Company or where a matter has been deliberately concealed or withheld by any of the Warrantors or the Company or any of the officers or employees of the company or any of the agents or representatives of the Company.

9	PENSIONS

The provisions of Schedule 4 set out the pension schemes that relate to the Company or any of its officers or employees.

10	NAME

10.1	Prohibition on use of name

Each of the Warrantors undertakes that he shall not, and shall procure that no company, in which he or in which a former director of the Company in the twelve months prior to completion holds over 5% of the shares, shall:

(a)	contain in their name or trade under a name including the words “Capture Projects”, “CPL” or any word or words which when read together imply that any such company or business is or may be connected in any way with the Company;

(b)	in any way hold themselves out as being in any way connected with the Company other than Roger Stocker for as long as he remains an employee; or

(c)	apply for registration of any trade mark or domain name that includes the words Capture Projects or any word or words which when read together imply that any such company or business is or may be connected in any way with the Company or any word or words used in any trade mark or domain name owned or used by the Company or any member of the group.

11	FUTURE ACTIVITIES

11.1	Restrictions on Warrantors

For the purpose of assuring to the Purchaser the full benefit of the goodwill and connections of the Company each of the Warrantors agrees with the Purchaser that he will not and shall procure that no person who was a director of the Company in the twelve months prior to completion will not:

(a)	at any time following Completion disclose to any person or use for any purpose, and shall use all reasonable endeavours to prevent the publication or disclosure of, any Confidential Information except:

(b)	where the Confidential Information concerned enters the public domain otherwise than as a result of a breach by the Warrantors of their obligations under this clause 11.1; or

(c)	if and to the extent that use or disclosure is made:

(i)	in compliance with any requirement of law or regulation or pursuant to the order of a court of competent jurisdiction; or

(ii)	in response to a requirement of the regulations of a recognised stock exchange or any other applicable regulatory authority;

(d)	for a period of 18 months following Completion either on his own account or through any other person, so as to compete with the Business, directly or indirectly solicit, interfere with, or endeavour to entice away from the Purchaser any person who is immediately prior to Completion or has, during the two years preceding Completion, been a customer of the Company;

(e)	for a period of 18 months following Completion either on his own account or through any other person, directly or indirectly solicit, interfere with, or endeavour to entice away from the Purchaser any person who is immediately prior to Completion or has, during the two years preceding Completion, been an employee of the Company.

11.2	Severability

Each of the Warrantors agrees that they consider that the restrictions contained in this clause are no greater than is reasonable and necessary for the protection of the interests of the Purchaser but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

12	POST COMPLETION MATTERS

The provisions of Schedule 9 shall apply to the Purchaser for the period commencing on the Completion Date and ending on 31 December 2007.

13	ASSIGNMENT

No party shall without the prior written consent of the other parties assign, transfer or otherwise delegate (in whole or in part) the benefit of or the rights or the obligations under this Agreement.

14	SUCCESSORS AND ASSIGNS

This Agreement shall be binding on and enure for the benefit of the successors and permitted assigns of the parties.

15	FURTHER ASSURANCE

The Vendors shall take all necessary steps and co-operate fully with the Purchaser to ensure that it obtains the full benefit of this Agreement and shall execute such documents and take such other steps (or procure other necessary parties to take such steps) as are necessary or appropriate for vesting in the Purchaser all its rights and interests in the Shares and the full benefit of this Agreement.

16	TIME OF THE ESSENCE

Time shall be of the essence in this Agreement.

17	CONFIDENTIALITY

17.1	Prohibition on disclosure

Each of the parties hereby undertakes with the others, that it shall preserve the confidentiality of, and not directly or indirectly use, otherwise than for the purposes of this Agreement, or disclose, details of the provisions or subject matter of this Agreement or any information obtained by such party about the other parties’ business as a result of negotiating, entering into or performing its obligations under this Agreement except:

(a)	in the circumstances set out in clause 17.2 below; or

(b)	with the prior written consent of the party to whose affairs such confidential information relates.

17.2	Permitted disclosures

The circumstances referred to in clause 17.1 above are:

(a)	where the confidential information enters the public domain otherwise than as a result of a breach by any of the parties of its obligations in this clause 17;

(b)	if and to the extent that disclosure is made:

(i)	in compliance with any requirement of law or regulation or pursuant to the order of a court of competent jurisdiction; or

(ii)	in response to a requirement of the rules and/or regulations of the SEC, NASDAQ or any other recognised stock exchange or applicable regulatory authority or regulatory or governmental or fiscal body (including any self-regulatory organisation);

(iii)	required by contractual obligations existing at the date hereof;

(iv)	required to vest the full benefit of this Agreement and any document to be executed pursuant to this Agreement in either party;

(v)	disclosed only to the professional advisers, auditors, insurers or bankers of each party under suitable conditions of confidentiality; or

(vi)	the information was lawfully in that party’s possession prior to its disclosure to such party by the other party;

(vii)	provided that any such information used or disclosable pursuant to this clause 17 (save for clauses (v) and (vi)) shall, so far as reasonably practicable, be used or disclosed only after consultation with the non-disclosing parties.

17.3	No time limit

The restrictions contained in clause 17 shall continue to apply after Completion without limit of time.

18	ANNOUNCEMENTS

18.1	Prohibition on announcements

Subject to clause 18.2 and whether or not any restriction contained in clause 17 applies, no announcement or disclosure concerning the matters provided for in this Agreement shall be made or issued by or on behalf of any party without the prior written approval of the others.

18.2	Exceptions

The provisions of clause 18.1 shall not apply to any matters required to be made:

(a)	in compliance with any requirement of law or regulation or pursuant to the order of a court of competent jurisdiction; or

(b)	in response to a requirement of the regulations of a recognised stock exchange or other applicable regulatory authority or regulatory or governmental or fiscal body (including any self-regulatory organisation).

18.3	No time limit

The restriction contained in this clause 18 shall continue to apply after Completion without limit of time.

19	INDEMNITY

19.1	For the purposes of this clause:

(a)	“CPL Employee” shall mean an employee or consultant of the Company who, at any time prior to Completion, held options pursuant to the Company’s Enterprise Management Incentive Option Scheme; and

(b)	“Claim” shall mean the commencement of legal proceedings against the Purchaser, CPL or TIS UK by a CPL Employee;

19.2	Each of the Warrantors shall indemnify the Purchaser (including its reasonable legal costs) in respect of all successful Claims made within the three year period following Completion as a consequence of:

(a)	any claim (including any employment related claim) in which an option holder, employee or former employee of the Company at any time makes that refers to the fact that it has suffered loss or not been adequately compensated by means of the surrender of Options.

(b)	any tax (including any National Insurance Contributions) liability of the Company resulting from the exercise of the options comprised within the Pool or from any exercise of Options, to the extent that the liability has not been satisfied by option holder.

20	COSTS

All expenses incurred by or on behalf of the parties, including all fees of professional advisers employed by either of the parties in connection with the negotiation, preparation and execution of this Agreement shall be borne solely by the party which incurred them.

21	TAX

21.1	Stamp duty

The Purchaser will be responsible for the payment of all stamp duty in respect of this Agreement and the carrying into effect of this Agreement.

22	AMENDMENTS AND WAIVER

22.1	Amendments

No amendment or variation of this Agreement or any of the documents referred to in it shall be effective unless it is in writing and signed by or on behalf of each of the parties. References in this Agreement to documents “in the agreed form” shall, where appropriate, be construed as references to such documents as so amended.

22.2	Waivers and remedies

(a)	The rights of each party under this Agreement:-

(i)	are in addition to and not exclusive of rights or remedies under any applicable law; and

(ii)	may be waived only in writing and specifically.

(b)	Delay in exercising or non-exercise of any right or remedy under this Agreement is not a waiver of that right or remedy.

(c)	Partial exercise of any right or remedy under this Agreement shall not preclude any further or other exercise of that right or remedy or any other right or remedy under this Agreement.

(d)	Waiver of a breach shall not operate as a waiver of any subsequent breach.

23	ENTIRE AGREEMENT

23.1	Entire agreement

(a)	Subject always to Clause 24, each party acknowledges and agrees with the other that this Agreement together with the Disclosure Letter and any other agreements entered into pursuant to this Agreement (together the “Sale Documents”) constitutes the entire agreement and understanding between the parties in connection with the arrangements contemplated by this Agreement and supersedes and extinguishes any Pre-Contractual Statement not expressly set out in the Sale Documents;

(b)	he/it has not entered into the Sale Documents in reliance upon any Pre-Contractual Statement not expressly set out therein;

(c)	he/it shall not have any rights or remedies in relation to any Pre-Contractual Statement not expressly set out in the Sale Documents.

23.2	This Clause shall not exclude any liability in respect of any Pre-Contractual Statements made or given fraudulently or dishonestly by any party.

23.3	In this clause “Pre-Contractual Statement” means any promise, warranty, representation, covenant, undertaking, agreement, term or condition or statement of whatever nature (including the heads of terms made between the Vendors and Purchaser and dated ?) relating to the arrangements contemplated by this Agreement made or given by any party or on their behalf at any time prior to the execution of this Agreement.

24	FRAUD

This clause shall not exclude any liability which any party would otherwise have to the other or any right which either of them may have to rescind this Agreement in respect of any statements made fraudulently by the other prior to the execution of this Agreement or any rights which either of them may have in respect of fraudulent concealment by the other.

25	SURVIVAL OF OBLIGATIONS

Notwithstanding Completion each and every right and obligation of the Purchaser and the Vendors under this Agreement shall, except in so far as fully performed at Completion, continue in full force and effect.

26	RIGHTS OF THIRD PARTIES

26.1	No third party rights

A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce, or to enjoy the benefit of, any term of this Agreement.

27	NOTICES

27.1	Writing

All notices between the parties with respect to this Agreement shall be in writing and signed by the party giving it.

27.2	Service

Any notice referred to in clause 27 shall be served by delivering it:

(a)	by hand;

(b)	by sending it by first-class pre-paid post (with a soft copy by email to the addressee) , recorded delivery or registered delivery; or

(c)	by fax,

to the address of the addressee set out below, or to such other address as the addressee may from time to time have notified for the purpose of this clause.

27.3 Deemed delivery

A notice shall take effect from the time received or, if earlier, the time of deemed receipt in accordance with this clause, unless a later time is specified in it. Notices shall be deemed to have been received:

(a)	if delivered by hand, on the day of delivery;

(b)	if sent by first-class pre-paid post, recorded or registered delivery two (2) business days after posting exclusive of the day of posting;

(c)	if sent by fax, at the time of transmission unless received after normal office hours in the place of receipt in which case it shall be deemed to have been received on the next business day in the place of receipt.

27.4	Proof of service

In proving service:

(a)	of delivery by hand, it shall be necessary only to produce a receipt for the communication signed by or on behalf of the addressee;

(b)	by post, it shall be necessary only to prove that the communication was contained in an envelope which was duly addressed and posted in accordance with this clause; and

(c)	by fax, it shall be necessary only to produce the sender’s transmission slip bearing the addressee’s fax number showing the fax received by the addressee.

27.5	Addresses for notices

The addresses and fax numbers of the parties for the purposes of this clause are:

The Vendors
Address:	c/o Roger Stocker
Fairfield, Knaresborough Road,
Little Ribston,
N Yorks, LS22 4ET
Fax +44 1676 542350:

The Purchaser or the Parent
Address:	2 Habarzel Street, Tel Aviv 69710
Israel
For the attention of:	Arie Rand
Fax number:	+ 972 3 6846664

With a copy to the Purchaser's Solicitors

27.6	Electronic transmission

(a)	Any notice given under this Agreement shall not be validly served if only sent by electronic mail, by text messaging via mobile phone or other electronic means other than fax.

(b)	The Vendors hereby acknowledge their consent to receive from TIS materials which are sent from time to time to shareholders, such as Annual Report and Proxy Statement, via electronic mail. The E-mail addresses of the Vendors are set out in [Schedule 1].

28	COUNTERPARTS

28.1	Execution in counterparts

This Agreement may be signed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each party has signed at least one counterpart.

28.2	One Agreement

Each counterpart shall constitute an original of this Agreement but all counterparts shall together constitute one and the same agreement.

29	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of England, without regard to conflicts of laws.

30	JURISDICTION

In relation to any legal action or proceedings arising out of or in connection with this Agreement, including all questions as to the interpretation and performance hereof, this Agreement shall be governed by the substantive laws the England and Wales, without regard to principles of conflict of laws that would require the application of the laws of any other jurisdiction provided however that any issues related to the issuance of shares or options in TIS, shall be governed by the US applicable law and regulations including NASDAQ rules. Any claims or proceedings brought by the Vendors in connection with this Agreement shall be served only in and finally settled under the exclusive jurisdiction of the courts of the State of Israel, whereas any claims or proceedings brought by TIS or the Purchaser in connection with this Agreement shall be served only in and finally settled under the exclusive jurisdiction of the courts of England and Wales provided however that in any event, claims related to the issuance of shares or options in TIS shall be served only in and finally settled under the exclusive jurisdiction of the courts of the State of New York.

IN WITNESS whereof this Agreement has been duly entered into as a deed on the date first above written

SIGNED as a DEED by	)
TOP IMAGE SYSTEMS LIMITED	)
acting by:	)...........................................
Director

...........................................
Director/Secretary

SIGNED as a DEED by	)
TOP IMAGE SYSTEMS UK LIMITED	)
acting by:	)...........................................
Director

...........................................
Director/Secretary

SIGNED and DELIVERED	)
as a Deed by ROGER STOCKER	)
in the presence of:	)....................................................
Signature of Roger Stocker

Witness Signature:	...........................................

Name:	...........................................

Address:	...........................................

...........................................

...........................................

Occupation:	...........................................

SIGNED and DELIVERED	)
as a Deed by ROGER STOCKER as attorney for	)
EDWARD STOCKER under a power of attorney	)
dated 27 February 2007)
in the presence of:	)....................................................
Signature of Roger Stocker
as attorney for Edward Stocker

Witness Signature:	...........................................

Name:	...........................................

Address:	...........................................

...........................................

...........................................

Occupation:	...........................................

Schedule 1

The Vendors

Shareholders	CPL Shares held	Percentage of Total Issued CPL shares(%)
Roger Stocker	92,390 Ordinary Shares of £0.10 each	32.589065
Edward Stocker	191,110 Ordinary Shares of £0.10 each	67.410935

Schedule 2

The Company

Part A

Name:	Capture Projects Limited

Registered Number:	3613282

Previous Names:	None

Date and Place of incorporation:	11/08/1998 England & Wales

Registered office:	1 Wharfe Mews, Cliffe Terrace, Wetherby West Yorkshire LS22 6LX

Authorised share capital:	£1,000,000 divided into: 10,000,000 Ordinary Shares of £0.10p each

Issued share capital:	283,500 Ordinary Shares of £0.10p each

Shareholders:

Name	No. of shares
Edward Stocker	191,110 Ordinary
Roger John Stocker	92,390 Ordinary
Directors (full names, addresses and date of birth):	Peter William Eggleston
49 Salisbury Road
Redland
Bristol
BS6 7AS

DOB: 13/06/1961

Edward John Stocker OBE
Red Hill Farm Wood End Lane
Fillongley
Warwickshire
CV7 8DB

DOB: 24/04/1939

Roger John Stocker
Fairfield
Knaresborough Road
Little Ribston
North Yorkshire
LS22 4ET

DOB: 20/03/1967

Secretary (full name and address):	Elizabeth Louise Stocker
Fairfield
Knaresborough Road
Little Ribston
North Yorkshire
LS22 4ET

DOB: 25/02/1968

Accounting reference date:	31 December

Auditors:	Peter Howard Foreman & Co

Charges, debentures and guarantees:	Mortgage Debenture in favour of National Westminster Bank PLC (all monies) dated 26 November 1998

Part B

The Warrantors warrant that the Company has no subsidiaries.

Schedule 3

The Intellectual Property

Registered UK Trade Mark no. 221 6583 for E-POSITORY in classes 09 and 42

Registered Community Trade Mark no. 002021236 for AUGANISER in Classes 09 and 42

Registered Community Trade Mark no. 002019743 for AUGUST ADVANCE in Classes 09 and 42

The rights to the www.captureprojects.com domain name registration

All business and trade secrets, confidential information owned, developed or otherwise acquired by the Company.

Schedule 4

The Pension Schemes

The Warrantors warrant that there are no occupational pension schemes, nor personal pension plans in operation that relate to the Company’s officers or employees other than: those referred to in the Disclosure Letter.

Schedule 5

The Properties

Part A

Freehold Properties

There are no freehold properties.

The leasehold properties are: set out in Part B to this Schedule.

Part B

Leasehold Properties

Property 1

Date: 31 August 2001

Property:	Unit 3 Waterside, Wetherby

Parties:	(1) A P Walker, T C Rush and R N Pudney ;

(2) Esteem Systems Plc

Property 2

Date:	5 September 2002 [expires 20 April 07]

Property:	First Floor, Lanes House, 66-68 Bristol Road, Portishead

Parties:	(1) Terence Vaughan Crumpton, Susan Crumpton and Brunel Trustees Limited; and

(2) the Company

Schedule 6

Completion Documents

1	Duly executed transfers of the Shares in favour of the Purchaser together with the relative share certificates or indemnities in the agreed form in respect of lost share certificates.

2	Such waivers or consents as the Purchaser may require to enable the Purchaser or its nominees to be registered as holders of the Shares or shares in the Subsidiaries.

3	Power of attorney in the agreed form and the Tax Deed duly executed by the Warrantors.

4	The resignations as deeds of each of, Peter Eggleston and Ted Stocker as directors of the Company in which each of them shall acknowledge in the agreed terms set out in Schedule 12 that he or she has no claims against the Company for compensation for loss of employment or office or otherwise.

5	The resignation as a deed of Elizabeth Stocker set out in Schedule 12 as the secretary of the Company in which she shall acknowledge in the agreed terms that she has no claims against the Company for compensation for loss of office or otherwise.

6	All the statutory books of the Company (which shall be written up to date) together with its certificate of incorporation (and any certificate of incorporation on change of name) and common seals.

7	The leases and other title documents relating to the Properties.

8	The Service Agreement duly executed by Roger Stocker.

9	bank mandate forms replacing all existing authorities other than those of Roger Stocker and Mark Powell relating to the bank accounts plus bank mandates instructing Nat West Bank to add Ido Schechter and Arie Rand forthwith to the mandate and copies of statements of each bank account of the Company made up to a date not earlier than two business days before Completion.

10	Certified copies of the board minutes of the Company in respect of the board meetings held to approve the Agreement.

11	Evidence of the due fulfilment of the conditions specified at clause 4.1 (to the extent relevant).

12	Duly executed powers of attorney, stock transfer forms and exercise of Options, evidencing the transfer to the Vendors of 100% of the issued shares of the Company and confirming that there are no options (whether vested, exercised, contingent or otherwise) outstanding as at Completion.

13	A legal opinion from the Vendors' solicitors in the form set out in Schedule 13.

Schedule 7

The Warranties

1	AUTHORITY, CAPACITY AND TITLE

1.1	Authority and Capacity of the Warrantors:

Each of the Warrantors has full power and authority to enter into and perform this Agreement and the Tax Deed and this Agreement and the Tax Deed when executed will constitute valid and binding obligations on each Warrantor, in accordance with their respective terms.

1.2	Ownership of the Shares

(a)	The Warrantors are entitled to negotiate and sell and transfer to the Purchaser the full legal and beneficial ownership of 100% of CPL shares, on a Fully Diluted Basis, without the further consent of any third party.

(b)	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, issue, sale or transfer of any share or loan capital of the Company under any option or other agreement (including conversion rights and rights of pre-emption) and there are no claims, charges, liens, equities or encumbrances on the shares of the Company.

2	SUPPLY OF INFORMATION

2.1	Accuracy and adequacy of information disclosed to the Purchaser.

2.2	All information contained in this Agreement, the Disclosure Letter (but not its attachments), the answers to the Purchaser’s due diligence questions letter dated 7 September 2006, submitted by Roger Stocker by email on 5 February 2007, plus all other information provided to the Purchaser in email or otherwise in writing during the due diligence process was when given true, complete and accurate in all material respects and none of the Warrantors is aware of any fact or matter or circumstances not disclosed in writing to the Purchaser which renders any such information materially untrue, inaccurate or misleading as of the date of Completion.

2.3	The copies of the Accounts, the Management Accounts and the memorandum and articles of association of the Company delivered to the Purchaser are complete and accurate copies of the originals thereof and, in the case of the memorandum and articles of association, contain full details of the rights and restrictions attaching to the share capital of the Company and have attached to them. The attachments to the Disclosure Letter contain copies of all such resolutions and agreements as are required by law to be delivered to the Registrar of Companies for registration and all other resolutions passed by the Company or any class of members, other than resolutions relating to ordinary business at any annual general meeting of the Company.

3	ACCOUNTS AND RECORDS

3.1	Latest Accounts

The Accounts have been prepared in accordance with the law and on a basis consistent with that adopted in preparing the Accounts for the previous two financial periods/period commencing 1 January 2005 to 31 December 2006 and in accordance with accounting principles, standards and practices generally accepted at the date of this Agreement in the United Kingdom so as to give a true and fair view of the state of affairs of the Company at the Balance Sheet Date and of the profits or losses for the period concerned and as at that date make:

(a)	appropriate provision for all actual liabilities;

(b)	proper provision (or note in accordance with good accountancy practice) for all contingent liabilities; and

(c)	provision reasonably regarded as adequate for all bad and doubtful debts.

3.2	Extraordinary Items

The profits of the Company for the two years ended on the Balance Sheet Date as shown by the Accounts and the trend of profits thereby shown have not (except as disclosed in such accounts) been affected by inconsistencies in accounting practices, by the inclusion of non-recurring items of income or expenditure, by transactions entered into otherwise than on normal commercial terms or by any other factors or extraordinary items rendering such profits for all or any of such periods exceptionally high or low.

3.3	Book Debts

None of the book debts which were included in the Accounts or which have subsequently arisen have been outstanding for more than three months from their due dates for payment or have been released on terms that the debtor has paid less than the full value of his debt and all such debts have realised or will realise in the normal course of collection their full value as indicated in the Accounts or in the books of the Company after taking into account the provision for bad and doubtful debts made in the Accounts. For the avoidance of doubt, a debt shall not be regarded as realising its full value to the extent that it is paid, received or otherwise recovered in circumstances in which such payment, receipt or recovery is or may be void, voidable or otherwise liable to be reclaimed or set aside.

3.4	Accounting and Other Records

The statutory books, books of account and other records of whatsoever kind of the Company are up-to-date and maintained in accordance with all applicable legal requirements on a proper and consistent basis and contain adequate records of all matters required to be dealt with in such books and all such books and records. All accounts, documents and returns required by law to be delivered or made to the Registrar of Companies have been delivered or made.

3.5	The Management Accounts

The Management Accounts have been prepared in good faith with reasonable skill and care and on bases and principles which are consistent with those used in the preparation of the unaudited management accounts of the Company for the financial year ended on the Balance Sheet Date.

3.6	Changes since the Balance Sheet Date

Since the Balance Sheet Date:

(a)	the Company’s business has been carried on in the ordinary course, without any interruption or alteration in its nature, scope or manner, and so as to maintain the same as a going concern;

(b)	the Company has not entered into any transaction or assumed or incurred any liabilities (including contingent liabilities) or made any payment not provided for in the Accounts otherwise than in the ordinary course of carrying on its business;

(c)	the Company’s profits have not been affected by inconsistencies in accounting practices, by the inclusion of non-recurring items of income or expenditure, by transactions entered into otherwise than on normal commercial terms or by any other factors;

(d)	the Company has not entered into any unusual, long term or onerous commitments or contracts;

(e)	the Company’s business has not been materially and adversely affected by fluctuations in monthly sales figures in excess of £10,000 per month and the Warrantors have not received any notice of any facts which are likely to give rise to any such effects;

(f)	no dividend or other distribution has been declared, made or paid to the Company’s members;

(g)	the Company has not allotted or issued or agreed to issue any share or loan capital; and

(h)	the Company has not made or received any surrender relating to group relief or the benefit of advance corporation tax.

4	FINANCE

4.1	Borrowings

(a)	The amounts borrowed by the Company (as determined in accordance with the provisions of the relevant instrument) do not exceed any limitation on its borrowing contained in its Articles of Association or in any debenture or other deed or document binding upon it.

(b)	The Company has no outstanding loan capital, nor has it factored any of its debts, or engaged in financing of a type which would not require to be shown or reflected in the Accounts or borrowed any money which it has not repaid, save for borrowings disclosed in the Disclosure Letter.

(c)	Full particulars of all bank accounts of the Company are contained in the Disclosure Letter including the credit or debit balances (reconciled to show all unpresented cheques) as of a date not more than two days prior to the date of this Agreement since which no payment has been made or instructed to be made out of, or cheques drawn on, such accounts.

(d)	Full particulars of all debentures, acceptance credits, overdraft, loans or other financial facilities outstanding or available to the Company are contained in the Disclosure Letter and there are attached to it accurate copies of all documents relating to such facilities and neither the Vendor[s] nor the Company has done anything whereby the continuance of any such facilities in full force and effect might be affected or prejudiced.

4.2	Liabilities

There are no liabilities (including contingent liabilities) which are outstanding on the part of the Company, other than those liabilities disclosed in the Accounts or liabilities not exceeding £10,000 which have arisen in the ordinary course of business since the date to which such accounts were prepared.

5	BANK ACCOUNTS

Full written details of all bank accounts of the Company are contained in the Disclosure Letter, including copy statements of each account being not more than two days old, to Completion and together with details of all current outgoing standing orders, direct debits or similar instructions.

6	INSURANCE

Particulars of the insurances of the Company are contained in the Disclosure Letter and in respect of all such insurances:

(a)	all premiums have been duly paid to date;

(b)	full details of all claims outstanding or expected have been disclosed to the Purchaser.

7	CONTRACTS

Written details of all material current contracts of the Company (that is ones representing £10,000 per annum) and the standard terms and conditions for customers have been supplied to the Purchaser and are contained in the Disclosure Letter. All such contracts are on arms length terms and in the ordinary course of business and do not contain any change of control or similar provisions.

8	CUSTOMERS

So far as the Warrantors are aware the entry into this Agreement will not result in the loss by the Company of any customer/s or supplier/s representing 5% or more of such company’s sales or purchases.

9	LEGAL MATTERS

9.1	Litigation

Details of all current claims made by or against the Company have been fully disclosed to the Purchaser and are contained in the Disclosure Letter. There are no circumstances likely to lead to any such claims which have not been disclosed to the Purchaser in writing.

9.2	Avoidable Transactions

The Company has not been party to any transactions which in the event of the insolvency of the Company could lead to such transaction being voidable or otherwise set aside.

9.3	Warranties and Indemnities

Full details of the Company’s terms and conditions of sale or warranty have been supplied to the Purchaser and no product has been supplied or sold or service provided on any other terms.

9.4	Directors and Officers

Details of the Company’s directors and other officers appear in Schedule 2 and none of such persons has at any time been bankrupt in any jurisdiction or subject to a disqualification order.

10	EMPLOYEES, ETC

10.1	Particulars

Particulars of the start dates, notice periods, remuneration, benefits and other entitlements of all current employment or consultancy arrangements of the Company with any person are contained in the Disclosure Letter. There are no actual, pending or potential claims resulting from the termination of any employment or consultancy.

10.2	Pensions

There are no pension or similar schemes operated or proposed by the Company for any Employee or former employee and details of any sickness, accident, life cover, permanent health or other scheme currently available or offered to Employees are set out in the Disclosure Letter. There are no current proposals to create any new, or enhance the current, such benefits for employees.

10.3	Recent Terminations

No employment or consultancy arrangement of the Company has been terminated or become the subject of notice in the last six months. No agreement with any Customer of the Company was terminated (other than expiry in the ordinary course of business) in the last six months.

10.4	The Company’s human resource specialists were consulted on all employee and consultant terminations and their procedures followed, and the Company is covered by their insurance against any possible Claims brought by employees and consultants.

10.5	The Company’s human resources officer has a validly executed compromise agreement signed by Adrian Cobb in the terms of the signed agreement emailed by Roger Stocker to the Purchaser’s Solicitors on 12 February 2007 and that the payments due to Adrian Cobb pursuant to his termination have been paid by the Company by the agreed payment dates.

11	TAXATION MATTERS

11.1	Tax returns and compliance

(a)	The Company has submitted to all relevant Tax Authorities by the requisite dates every computation return and all information for the purpose of Tax howsoever required by law and each such computation return and information was and remains true complete and accurate in all material respects and leaves no material matter unresolved regarding the Tax affairs of the Company.

(b)	The Company has discharged every liability of or in respect of Tax (“Tax liability”) in connection with any Event occurring on or before Completion and in respect of which the date for payment has been postponed by agreement with the relevant Tax authority.

(c)	The Company has properly made all deductions withholdings and retentions required to be made in respect of any actual or deemed payment made or benefit provided on or before Completion and has accounted for all such deductions withholdings and retentions to each relevant Tax Authority and complied with all its obligations under Tax Statutes in connection therewith and without prejudice to the generality of the foregoing the Company has properly operated PAYE under Part II of the Income Tax (Earnings & Pensions) Act 2003 or any regulations made thereunder.

11.2	Value Added Tax

The Company is registered as a taxable person for the purposes of VAT.

11.3	Tax avoidance

The Company has never knowingly been party to or concerned with any scheme or arrangement of which the main purpose or one of the main purposes was the avoidance of or a reduction in liability to Tax.

11.4	Overseas dealings

(a)	The Company has always exclusively been resident in the UK for Tax purposes and no circumstance or arrangement exists which would or may cause the Company to cease to be resident in the UK for Tax purposes.

(b)	The Company does not have any subsidiary in the UK and has not at any time had any permanent establishment outside the UK or any interest in any non-resident body corporate or entity.

12	ASSETS

12.1	Title to the Assets

All of the assets of the Company including all debts due to such company which are either included in the Accounts or have been acquired or become due since the Balance Sheet Date are the absolute property of the Company free from any Encumbrances.

12.2	Plant, Machinery and Computer Systems

The plant and machinery used by the Company and the computer systems operated by the Company have been regularly and properly maintained and are believed by the Warrantors to be adequate for the requirements of its business as presently carried on.

12.3	Intellectual Property

Details of any registered intellectual property which is owned by the Company has been disclosed in writing to the Purchaser (and is contained in the Disclosure Letter) and all material intellectual property rights used by the Company (including the rights to any domain names used and any software used in the computer systems) are either fully owned by the Company or are available for use pursuant to a written licence from a third party for an unlimited time without any requirement for the payment of fees.

13	FREEHOLD AND LEASEHOLD PROPERTY

Save for that set out in Schedule 5, the Company does not hold any leasehold property nor freehold property.

14	EFFECT OF SALE OF THE SHARES

Compliance with this Agreement does not and will not conflict with or result in the breach of or constitute a default under any agreement or instrument to which the Company is now a party or relieve any other party to a contract with the Company of its obligations under such contract or entitle such party to terminate such contract, whether summarily or by notice.

15	DEPENDENCE ON INDIVIDUAL SUPPLIERS OR CUSTOMERS

Neither more than 10% per cent of the aggregate amount of all the purchases, nor more than ten per cent of the aggregate amount of all the sales, of the Company are obtained or made from or to the same supplier or customer (including any person, firm or company in any way connected with such supplier or customer) nor is any material source of supply to the Company, or any material outlet for the sales of the Company, in jeopardy or likely to be in jeopardy.

16	COMMISSIONS AND FINDER’S FEES

No one is entitled to receive from the Company any finder’s fee, brokerage or other commission in connection with the purchase of shares in the Company.

17	JOINT VENTURE, PARTNERSHIPS ETC

The Company is not, and has not agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association and the Company is not and has not agreed to become a party to any agreement or arrangement for participating with others in any business sharing commissions or other income.

18	AGENCY AGREEMENTS AND AGREEMENTS RESTRICTING BUSINESS

The Company is not a party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement or any agreement or arrangement which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit.

Schedule 8

Warranty Limitations

1	LIMIT ON INDIVIDUAL RELEVANT CLAIMS

The Warrantors shall have no liability whatsoever in respect of any individual claim arising under the Warranties or the Tax Warranties (a “Relevant Claim”) unless:

1.1	the amount that would otherwise be recoverable from the Warrantors in respect of that Relevant Claim (the “Claim Amount”) exceeds £20,000 in which case the Warrantors shall be liable for the whole of the Claim Amount and not just the excess:

1.2	notice of the Relevant Claim (stating in reasonable detail, so far as known to the Purchaser, the nature of the Relevant Claim and, so far as practicable, the Claim Amount) has been given to the Warrantors:

(a)	on or before the second anniversary of Completion in the case of a Relevant Claim under the Warranties (other than the Tax Warranties); or

(b)	on or before the sixth anniversary of Completion in respect of any Relevant Claim under the Tax Warranties.

2	MAXIMUM LIMIT FOR ALL RELEVANT CLAIMS

2.1	Other than in the event of fraud or gross negligence, the Warrantors shall be jointly liable in respect of all Relevant Claims up to a maximum that shall not exceed the Consideration irrespective of the percentage of the Consideration actually received by the Warrantor.

2.2	To the extent that a Relevant Claim is validly made, the Warrantors may satisfy such claim by (a) forfeiting all or part of the Retention and/or (b) forfeiting all or part of the Performance Related Consideration that has accrued due or transferring the same to the Purchaser or as it may direct for no consideration.

3	OTHER LIMITATIONS ON RELEVANT CLAIMS

3.1	The Purchaser shall not be entitled to make any Relevant Claim:

(a)	to the extent that provision or allowance for the matter or liability which would otherwise give rise to the claim in question has been taken into account in the Accounts; or

(b)	in respect of any matter fairly disclosed in any document specifically referenced in the Disclosure Letter; or

(c)	it arises directly as a result of:

(i)	the payment after the Completion Date of any unusual or abnormal dividend by the Company;

(ii)	the change after the Completion Date of the date to which Company makes up its accounts; or

(iii)	the cessation of any business carried on by the Company; or

(iv)	it would not have arisen but for a change in legislation made after the date of this Agreement (whether relating to taxation, rates of taxation or otherwise) or any amendment to or the withdrawal of any practice previously published by the HM Revenue & Customs or other taxation authority, in either case occurring after Completion, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part; or

(v)	to the extent that the claim would have been recoverable under a policy of insurance had the Purchaser or the Company maintained in force insurance cover similar to that current for the business at the Completion Date; or

(vi)	to the extent that the claim arises from the Purchaser’s failure to perform its obligations under this Agreement,

and to the extent that any claim is increased as a result of any of the matters set out in this subclause, the Warrantors shall not be liable in respect of the amount by which any claim is so increased.

4	SET-OFF

The Warrantors shall not be liable to make any payment for breach of the Warranties or the Tax Warranties nor shall the Purchaser exercise any right of set-off or counterclaim against or otherwise withhold payment of any sums stated to be payable by the Purchaser to the Warrantors pursuant to this Agreement unless and until such liability has been agreed, adjudged payable in legal or arbitration proceedings or in the absence of agreement or judgment at the time of payment of any deferred or contingent Consideration, the Parties shall appoint an independent accountant in accordance with clauses 5.4 and 5.5 of the main body of this Agreement to determine the amount that may be retained/set-off by the Purchaser.

5	DOUBLE RECOVERY

The Purchaser shall not be entitled to recover any sum in respect of any claim under this Agreement or the Trust Deed or otherwise obtain reimbursement or restitution more than once in respect of the same loss or damage and, for the avoidance of doubt a claim brought under the Tax Deed shall be reduced by the amount recovered under a claim pursuant to the Agreement in respect of the same subject matter and vice versa.

Where a claim may be made under the Warranties or the Tax Deed in respect of the same subject matter, a claim shall be made and pursued under the Tax Deed before a claim is made under the Warranties in respect of such subject matter.

Schedule 9

Conduct of Business

1.	The Parent agrees that during the period from Completion until 31 December 2007, it shall exercise its powers to procure that:

(a)	neither TIS UK nor CPL nor any other company in which the respective businesses of TIS UK and CPL may have been merged will transact any of the business described below without the prior written approval of Roger Stocker (such consent not to be unreasonably withheld):

1	The making of any petition or passing of any resolution for winding-up, or the making of an application for an Administration Order in respect of, CPL.

2	The formation or acquisition of any subsidiary of CPL.

3	Any change of the accounting reference date of the relevant or a material change to its accounting policies other than as recommended by the Parent auditors.

(b)	to discharge Edward Stocker’s guarantee to Nat West Bank plc in relation to the overdraft by no later than 25th May 2007.

2	The Parent further agrees that if the Purchaser fails to pay any part of the Consideration including the Retention when required to do so under this Agreement, the Parent will make such payment on the Purchaser’s behalf within 30 days of written notification by the Vendors that the Purchaser has failed to make such due payment.

Schedule 10

2nd 3rd and 4th Consideration Payments

DEFINITIONS

“Consolidated Revenues” means the total combined revenues of TIS UK and the Company during the Performance Period, which shall exclude inter-company sales.

“Performance Period” means the period commencing on 1 January 2007 and ending on 31 December 2007;

1	GENERAL

1.1	Entitlement to the 2nd, 3rd and 4th Consideration Payments in each case is entirely contingent on compliance with all the respective targets set out in this Schedule 10, all of which shall be measured in accordance with US GAAP and after applying a transfer price as detailed in section 1.2 below, being the charge made by the Parent for the software and support.

1.2	For the purpose of calculating the revenue and net operating profit for the purposes of Schedule 10:

(a)	the Company will act as a stand-alone operation and profit centre during 2007;

(b)	Charges from TIS UK or other TIS group companies to the Company will be handled through the purchase of Eflow at 40% discount from the price list; and

(c)	Where a deal is sold through a third party, charges from TIS UK or other TIS group companies to the Company will be handled through the purchase of Eflow at 55% discount from the price list.

2	2ND CONSIDERATION PAYMENT

2.1	The Purchaser shall pay the Vendors (by means of payment to the Vendors’ Solicitors or directly to Roger Stocker at the Purchaser’s discretion) the 2ndConsideration Payment of £500,000 within 60 days following publication of the audited accounts for the Performance Period, save that the 2nd Consideration Payment shall not be payable if the Company does not achieve both a revenue in excess of £2.5 million and an operating profit (i.e. the operating profit of the Company before the deduction of tax as shown in those audited accounts) of £250,000 during the Performance Period.

2.2	In the event that TIS UK and the Company will complete a merger prior to 31 December 2007, the Purchaser shall pay the 2nd Consideration Payment of £500,000 to the Vendors within 30 days of the Completion of such merger and the provisions of paragraph 1.1 above shall not operate to prevent such payment.

3	3RD CONSIDERATION PAYMENT

3.1	Within 60 days following publication of the audited accounts for the Performance Period the Purchaser shall pay to the Vendors the 3rd Consideration Payment of £200,000 save that the 3rd Consideration Payment shall not be payable if:

(a)	Consolidated Revenues are not equal to or in excess of £5 million; or

(b)	the net operating profit (i.e. the operating profit of the Company before the deduction of tax as shown in those audited accounts) element of the Consolidated Revenues is not equal to or in excess of 5%, which shall be determined after internal transfer charges. The transfer charges will be agreed by the two parties as part of the business planning process.

3.2	Any amounts of the 3rd Consideration Payment due for payment shall be available for set-off against any indemnification or warranty claims pursuant to this Agreement.

4	4TH CONSIDERATION PAYMENT

4.1	Within 30 days following publication of the audited accounts for the Performance Period, the Purchaser shall pay to the Vendors the 4th Consideration Payment of up to £200,000 save that the 4th Consideration Payment shall not be payable if there is an overdraft in the Company’s bank account on 31 December 2007 (“New Overdraft”) provided however that if the New Overdraft is lower than £200,000, the Company will pay the Vendors an amount equal to the difference between £200,000 and the New Overdraft (“Difference”). The payment of the Difference shall be considered a full payment of the 4th Consideration Payment.

4.2	In the event that TIS UK and the Company will complete a merger prior to 31 December 2007, the Purchaser shall pay the 4th Consideration Payment in accordance with the provisions of the above paragraph 4.1, save that the date of such merger shall replace 31 December 2007 as the point at which the New Overdraft is to be assessed. If the New Overdraft is less than £200,000 at the date of the merger, then the 4thConsideration amounting to the Difference shall be paid within 30 days following publication of the audited accounts that cover the merger,

Schedule 11

Tax Deed

1	DEFINITIONS AND INTERPRETATION

1.1	In this Tax Deed words and expressions defined in the Agreement shall (unless the context otherwise requires) have the same meaning for the purposes of this Tax Deed and the following words and expressions have the following meanings:-

“Accounting Period”	has the meaning ascribed to it in section 12 of ICTA;

“Accounting Standards”	SSAPs, FRSs, UITF Abstracts, SORPs and all other generally accepted accounting principles applicable to a United Kingdom company;

“Actual Taxation Liability”	in relation to the Company, a liability of the Company to make a payment of or of an amount in respect of, Taxation, whether or not such Taxation is also or alternatively chargeable against or attributable to any other person and whether or not such Taxation has been discharged on or before Completion;

“Agreement”	means an agreement of today's date between the Warrantors and the Purchaser for the sale and purchase of the entire issued share capital of the company;

“Claim”	any assessment, notice, demand or other document issued or action taken by, or on behalf of, any Taxation Authority, or any self-assessment return, from which it appears that the Company is subject to, is sought to be made subject to, or might become subject to, any Taxation Liability;

“Customs”	H M Revenue & Customs;

“Default Rate”	2% above the base rate of HSBC Bank plc from time to time;

“Event”	any event, occurrence, transaction, act or omission (or any event, occurrence, transaction, act or omission which is deemed to take place for the purposes of any Taxation) including the sale and purchase of the Shares pursuant to this Agreement;

“Relief”	any loss, allowance, exemption, set-off, deduction, credit or other relief relating to any Taxation or to the computation of income, profits or chargeable gains for the purposes of any Taxation which has been taken into account in the production of the Accounts;

“Tax” and “Taxation”	(a)	all forms of tax, levy, duty, charge, impost, withholding or other amount whenever created or imposed and whether of the United Kingdom or elsewhere, payable to or imposed by any Taxation Authority but excluding, for the avoidance of doubt, council tax, local authority rates or any other such charges which are deductible in computing income for tax purposes; and

(b)	all charges, interest, penalties and fines incidental or relating to any Taxation falling within (a) above or to any failure to submit, or timely to submit, or to fail fully or accurately to complete any return, form, account or computation required by any Taxation Authority;

“Taxation Authority”	the Inland Revenue, Customs, HM Revenue and Customs or any other revenue, customs, fiscal, governmental, statutory, state, provincial, local governmental or municipal authority, body or person, whether of the United Kingdom or elsewhere competent to impose, assess or collect any Taxation;

“Taxation Liability”	in relation to the Company, any Actual Taxation Liability .

“unavailability”	in relation to a Relief, the reduction, modification, claw- back, counteraction, disallowance or cancellation of, or failure to obtain, that Relief, and "unavailable" shall be construed accordingly.

“Warrantors' Relief”	means any loss, allowance, exemption, set-off, deduction, credit or other relief relating to any Taxation or to the computation of income profits or chargeable gains for the purpose of Taxation which has not been taken into account in the production of the Accounts; or which arises outside the ordinary course of business between the Balance Sheet Date and Completion.

1.2	In determining for the purposes of this Tax Deed whether a charge on, or power to sell, mortgage or charge, any share or asset exists at any time, the fact that any Taxation has not become payable or may be paid by instalments shall be disregarded, and such Taxation shall be treated as becoming due, and the charge on, or power to sell, mortgage or charge as arising, on the date of the transfer of value or other Event as a result of, in respect of, or by reference to, which it becomes payable or arises.

1.3	For the purposes of this Tax Deed the following Taxation Liabilities of any person shall be treated as arising otherwise than, or as a result of an act, omission or transaction otherwise than, in the ordinary course of trading of that person:-

1.3.1	any Taxation Liability of that person which is payable by or otherwise recoverable from that person by reason of the failure by any other person to pay or otherwise discharge any liability to Taxation;

1.3.2	any Taxation Liability of that person arising in respect of any distribution (as defined in Part VI of ICTA) or deemed distribution made by that person, the creation, cancellation or re-organisation of any share or loan capital by that person, the making of any loan or advance by that person, the creation, cancellation, satisfaction, waiver or repayment of any intra-group indebtedness by that person or, in the case of a company, that company being, becoming or ceasing to be, or being treated as ceasing to be, related to any other person for the purposes of any Taxation;

1.3.3	any Taxation Liability of that person arising from any cessation, closure, rationalisation or reorganisation of any material part of any trade or business carried on by that person;

1.3.4	any Taxation Liability of that person arising by reason of any change in the date to which that person makes up its accounts.

1.4	References in this Tax Deed to any Event shall include any combination of two or more Events, and references to any Event occurring or being deemed for the purposes of any Taxation to occur on or before Completion shall include any combination of two or more Events, provided that, in that case, one or more of those Events shall occur or be so deemed to occur on or before Completion otherwise than in the ordinary course of trading of the Company and those Events which shall occur after Completion shall have occurred:-

1.4.1	pursuant to a legally binding commitment entered into by, or on behalf of, the Company on or before Completion; and

1.4.2	in the ordinary course of trading of the Company as carried on immediately before Completion.

1.5	References in this Tax Deed to any person being related to any other person for the purposes of any Taxation shall include:-

1.5.1	that person having control (within the meaning of any of sections 416 (or any one or more subsections of that section), 767B(4) and 840 of ICTA) of that other person;

1.5.2	that person being connected (within the meaning of section 839 of ICTA) with that other person;

1.5.3	any other person having such control of, or being so connected with, that person and that other person;

1.5.4	that person being the holding company of that other person or being a subsidiary of either that other person or any other person of which that other person is also a subsidiary;

1.5.5	that person being a direct or indirect participant in the management, control or capital of that other person (for the purposes of schedule 28AA to ICTA), and so that where one person is related to another person each shall be regarded as being related to the other.

2	COVENANT

2.1	Subject to the limitations in Schedule 8 of the Agreement the Warrantors covenant with the Purchaser to pay to the purchaser or at its direction, to the Company an amount or amounts to a value equal to each of the following:-

2.1.1	any Actual Taxation Liability (not being inheritance tax nor any charges, interest, penalties and fines incidental or relating to inheritance tax) of the Company arising as a result of, in respect of, or by reference to:-

(a)	any Event occurring, or deemed for the purposes of any Taxation to occur, on or before Completion; or

(b)	any income, profits or chargeable gains (not falling within clause 2.1.1(a)) earned, accrued or received, or deemed for the purposes of any Taxation to be earned, accrued or received, on or before, or in respect of any period ending on or before, Completion (excluding any latent gain based on a re-valuation of the Company’s goodwill);

2.1.2	any liability of the Company to pay or repay any other person (other than any Taxation Authority any amount under any agreement or other arrangement entered into on or before Completion relating to corporation tax and/or value added tax;

2.1.3	any Actual Taxation Liability of the Company which is the liability to Taxation of any other person and for which the Company is liable by reason of having been, at any time on or before Completion, related to:-

(a)	that other person for the purposes of any Taxation;

(b)	any person which is or has been at any time related to that other person for the purposes of any Taxation;

2.1.4	any liability of the Company to account for PAYE and NICs in respect of the period prior to Completion;

2.1.5	any Taxation Liability of the Company resulting from the exercise of options in the Company where such options were in existence prior to Completion; and

2.1.6	any reasonable costs and expenses properly incurred by the Purchaser or the Company (or any of them) (other than costs of any employee or officer of the Purchaser and/or the Company spending time on such matters) in connection with any successful claim under this clause 2.

2.2	Any payments made pursuant to this Tax Deed shall, so far as possible, be treated, as an adjustment to the consideration paid or payable for the Shares.

3	LIMITATIONS

3.1	The Warrantors shall not be liable under this Tax Deed in respect of any Taxation Liability of any person to the extent that:-

3.1.1	Provision has been made for such Taxation Liability in the Accounts (including the notes to such Accounts); or

3.1.2	such Taxation Liability arises or is increased as a result of:-

(a)	the coming into force after Completion of, or any introduction or change after Completion in, any law, rule, regulation or published practice of any Taxation Authority of general application; or

(b)	any change after Completion in the rates of Taxation; or

3.1.3	such Taxation Liability would not have arisen but for any act, omission or transaction done, made or carried out by the Purchaser and the Company (or any of them) or any of their respective directors, employees or agents:-

(a)	on or before Completion, at the written request of the Purchaser; or

(b)	after Completion, where such act, omission or transaction was done, made or carried out:-

(i)	otherwise than as required by law or pursuant to a legally binding commitment of that person created on or before Completion; or

(ii)	otherwise than in the ordinary course of trading of that person as carried on immediately before Completion; or

3.1.4	the Purchaser or that person has received from any other person (other than the Company) a payment in respect of such Taxation Liability; or

3.1.5	such Taxation Liability arises in the ordinary course of trade between the Balance Sheet Date and Completion; or

3.1.6	such Taxation Liability would not have arisen but for a change in the accounting reference date or a change in the accounting policies or practices applying to, or in any way affecting, that person, introduced or having effect after Completion, other than a change which is required in order to comply with the Accounting Standards applying to that person;

3.1.7	such Taxation Liability is interest, a penalty or fine arising from a failure to pay Taxation to a Taxation Authority within a reasonable time after the Warrantors have made a payment of an amount in respect of the Taxation Liability; or

3.1.8	such Taxation Liability has been made good by insurers or otherwise compensated for without cost to the Purchaser or the Company; or

3.1.9	profits, income and gains to which such Taxation Liability is attributable were actually earned or received by or actually accrued to the Company prior to Completion but were not reflected in the Accounts; or

3.1.10	such Taxation Liability arises or is increased as a result of the failure or omission of the Company after Completion to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent or to do any other thing under the provisions of any enactment or regulation relating to Taxation, the making, giving or doing of which was taken into account in computing the provisions for Taxation in the Accounts or in computing the amount of any repayment of Taxation which appears in the Accounts; or

3.1.11	such Taxation Liability arises or is increased as a result of any claim, election, surrender or disclaimer made or notice or consent given after Completion by the Company under the provisions of any enactment or regulation relating to Taxation, other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in computing the amount or any allowance, provision or reserve in the Accounts; or

3.1.12	such Taxation Liability would not have arisen but for a cessation, or any change in the nature or conduct, of any trade carried on by the Company at Completion, being a cessation or change occurring on or after Completion; or

3.1.13	a Warrantors’ Relief is available to be used so as to reduce or eliminate the Taxation Liability in question; or

3.1.14	such Taxation Liability in stamp duty payable on the purchase of the Shares pursuant to this Agreement; or

3.1.15	such Taxation Liability arises or is increased as a result of any failure of the Purchaser or the Company to comply with any of their respective obligations under this Tax Deed.

3.2	The provisions of Schedule 8 to the Agreement shall apply to this Tax Deed.

4	WITHHOLDINGS AND GROSS-UP

If, at any time, any applicable law, regulation or regulatory requirement requires the Warrantors to make any deduction or withholding from any sums payable to the Purchaser under this Tax Deed, the amount so due shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Purchaser receives, on the due date for such payment, a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

5	OVERPROVISIONS

5.1	The Warrantors may, by notice, on or before the sixth anniversary of Completion, request the Purchaser, at the Warrantors’ expense, to procure that the auditors for the time being of any Company report whether in their opinion a provision for Taxation in the Accounts was, insofar as it relates to the Company, too great (an “Overprovision”) and the Purchaser shall instruct such auditors to deal expeditiously with the production of the report and shall provide, or procure that the Company provide, any reasonable information or reasonable assistance required for the purpose of enabling the auditors to produce such report.

5.2	Subject to sub-clause 5.4, the amount of the Overprovision shall:

5.2.1	first be set against any payment then due from the Warrantors under this Tax Deed; and

5.2.2	to the extent that there is an excess, a refund shall be made to the Warrantors of any previous payment made by the Warrantors under this Tax Deed (to the extent not previously refunded) up to the amount of such excess;

5.2.3	to the extent there is still an excess, the remainder of the excess shall be carried forward and set off against any future payment or payments which become due from the Warrantors under this Tax Deed.

5.3	If any report has been made under sub-clause 5.1, the Warrantors or the Purchaser may at any time on or before the sixth anniversary of Completion request the auditors, at the expense of the party so requesting, for the time being of any Company to review the report in the light of all relevant circumstances, including any facts which have become known only since that report was made, and to report whether in their opinion the earlier report remains correct or whether, in the light of those circumstances, it should be amended.

5.4	If following a request under sub-clause 5.3 the auditors issue an amendment to the earlier report and the amount of any Overprovision is revised, that revised amount shall be substituted for the amount previously reported and, if an adjustment is required by virtue of the substitution, it shall be made as soon as practicable by or to the Warrantors in line with the provisions of clause 5.2 and if that results in a payment then the payment shall be made as soon as practicable.

6	CORRESPONDING BENEFIT

6.1	If, as a result of any Taxation Liability which has given rise to a payment by the Warrantors under this Tax Deed, the Company (or any successor to all or any part of its business) or the Purchaser receives a repayment of Tax (a “benefit”) or receives a relief which reduces the Company’s liability to make an actual payment of Tax (a “saving”) which it would not have received or made but for the circumstances giving rise to a claim under this Tax Deed, then:

6.1.1	the Purchaser shall procure that full details of the benefit or saving are given to the Warrantors as soon as practicable and in any event within 21 days of receipt of the benefit or saving in question;

6.1.2	the Purchaser shall procure that, as soon as practicable and in any event within 21 days of the date when the benefit is received or saving in question is made (being the date when Taxation would otherwise have been due to avoid interest or penalties which Taxation is not due by virtue of the saving), any payment already made by the Warrantors in respect of the claim is forthwith repaid to the Warrantors up to the amount of the benefit or saving and that any interest or repayment supplement received relating to the benefit or saving so far as repaid is also forthwith paid to the Warrantors; and

6.1.3	any amount of the benefit or saving (including any interest or repayment supplement) that is not so paid to the Warrantors shall be carried forward and set off against any future liability of the Warrantors under this Tax Deed.

6.2	If the Purchaser or the Company is or may be entitled to recover from a person (including any Taxation Authority, but excluding the Warrantors) a sum in respect of any claim which gives rise to a liability on the part of the Warrantors under this Tax Deed, then:

6.2.1	the Purchaser or the Company shall give the Warrantors full details of the entitlement as soon as practicable and in any event within 21 days of the Purchaser or the Company becoming aware of those details;

6.2.2	the Purchaser shall at the request of the Warrantors and if the Warrantors indemnify the Purchaser against all reasonable costs and expenses incurred thereby take all appropriate steps to recover or to procure the recovery of the sum, keeping the Warrantors fully informed of the progress of any action taken;

6.2.3	the Purchaser shall as soon as practicable and in any event within 21 days of recovery of any sum, pay the lesser of:

(a)	an amount equal to the payment already made by the Warrantors in respect of the relevant claim; and

(b)	an amount equal to the sum received (including any interest or repayment supplement received on or in respect of that sum and less all reasonable costs, charges and expenses incurred by the Company or the Purchaser in obtaining such sum (save to the extent already reimbursed by the Warrantors).

7	CONDUCT OF CLAIMS

7.1	If the Purchaser or the Company shall become aware of any Claim which is likely to give rise to a liability on the Warrantors under this Tax Deed, the Purchaser shall give notice of or procure that notice of is given as soon as reasonably practicable to the Warrantors.

7.2	As regards any Claim and subject to the provisions of clause 7.3 the Purchaser shall take or shall procure that the Company shall take such action as the Warrantors may by written notice given to the Purchaser reasonably request to cause the Claim to be withdrawn or to dispute, resist, appeal against, compromise or defend the Claim and any determination or adjudication in respect thereof or to apply to postpone (so far as legally possible) the payment of any Tax pending the determination of any appeal but subject to the Purchaser and the Company being indemnified to their reasonable satisfaction by the Warrantors against all losses (including any additional Taxation Liability), interest, costs, damages and expenses which may be incurred by the Purchaser or the Company, and Provided that:

7.2.1	any request made by the Warrantors pursuant to this clause 7.2 shall be made within a reasonable time of receipt by the Warrantors of any notice given by the Purchaser to the Warrantors in accordance with clause 7.1 and if, on the expiry of a period of 21 days commencing on the date of receipt by the Warrantors of such notice, the Warrantors shall not have given to the Purchaser notice of their intentions in respect of the Claim or shall not have provided satisfactory indemnities in accordance with this clause 7.2 the Purchaser and the Company shall be entitled to satisfy or settle or deal with the Claim on such terms as they shall in their discretion reasonably think fit but without prejudice to their rights and remedies under this Tax Deed;

7.2.2	the Purchaser and the Company shall not be obliged to comply with any request of the Warrantors which involves contesting any assessment for Taxation before any court or any other appellate body (other than the General or Special Commissioners of HM Revenue &Customs or a VAT Tribunal) unless they have been advised in writing by tax counsel of at least 5 years call instructed by agreement between the Purchaser and the Warrantors at the expense of the Warrantors that an appeal against the assessment for Taxation in question will, on the balance of probabilities, be won by the Purchaser or, as the case may be, the Company;

7.2.3	neither the Purchaser nor the Company shall be obliged to take any action which it reasonably considers to be materially prejudicial to the Taxation affairs of any company in the group of companies of which the Purchaser is for the time being a member.

8	TAX RETURNS

8.1	The Warrantors (or their duly authorised agents) shall at the expense of the Company prepare the Company’s corporation tax returns and computations for all accounting periods ended on the Balance Sheet Date (the “Pre-Completion Periods”) and deal with all matters and correspondence relating thereto (together, the “Pre-Completion Tax Matters). The Purchaser shall procure, and shall cause the Company to procure, that the Warrantors (or their duly authorised agents) are provided promptly with any information received by the Purchaser or the Company, or of which the Purchaser or the Company becomes aware, which may be relevant to the Pre-Completion Tax Matters, and with such reasonable assistance (which may include assistance from employees of the Purchaser and the Company) as the Warrantors may reasonably require in connection with the Pre-Completion Tax Matters. The Purchaser shall also procure, and shall cause the Company to procure, that the Warrantors (or their duly authorised agents) are afforded such access to the books, accounts and records of, or relating to, the Company as they may reasonably require in connection with the Pre-Completion Tax Matters. The Warrantors shall give the Purchaser a reasonable opportunity to comment on any documents and correspondence in respect of Pre-Completion Tax Matters prior to submission and shall take account of the Purchaser’s reasonable comments.

8.2	The Purchaser shall procure that the Company shall (i) authorise, sign and submit to the relevant Taxation Authority the corporation tax returns of the Company relating to the Pre-Completion Periods and such other ancillary information, accounts, statements and reports as the Warrantors (or their duly authorised agents) may reasonably direct; (ii) make such claims and elections and give such consents in relation to the Pre-Completion Periods as the Warrantors (or their duly authorised agents) may direct save in respect of any such claims, surrenders or elections which will give rise to a Taxation Liability; and (iii) comply with all procedural requirements in respect of the making or giving of such returns, ancillary information, accounts, statements and reports or such claims, elections or consents save that the Purchaser shall not be obliged to procure that the Company takes any action as is mentioned in this clause 8.2 in relation to any corporation tax return or ancillary document that is not true and accurate in all material respects.

8.3	In the event that Roger Stocker is no longer a director of the Company, where any of the Company’s corporation tax returns and computations are required to be submitted for, or in respect of, any period in which Completion occurs (a “Straddle Period”), a draft of the relevant document shall be submitted by the Purchaser to the Warrantors at least 21 days before its intended submission to any Taxation Authority and the Purchasers and shall be given access to all information necessary to determine its accuracy. In addition, the Warrantors shall be kept informed by the Purchaser of any negotiations regarding the Taxation liabilities of the Company relating to the Straddle Period and before any agreement is reached with such Taxation Authority in respect of those Taxation liabilities, details of the proposed agreement shall be given by the Buyer to the Sellers at least 21 days before the proposed conclusion of such agreement.

8.4	If, within 21 days of receiving any draft return or computation, the Warrantors make any representations to the Purchaser, those representations shall, to the extent they are reasonable, be reflected in the returns and/or computations.

8.5	For the avoidance of doubt, in the event that any matter constitutes a Claim, the provisions of clause 7 shall take precedence over the provisions of this clause 8 and the Claim shall be conducted in accordance with the provisions of clause 8.

9	BUYER'S INDEMNITY

9.1	Subject as provided below, the Purchaser hereby covenants with Warrantors to pay to the Warrantors by way of adjustment to the Consideration, an amount equal to any of the following:

9.1.1	any Actual Tax Liability or increased Actual Tax Liability of any of the Warrantors which arises as a result of the Company ceasing after Completion to be resident in the United Kingdom for the purposes of any Taxation; or

9.1.2	any Actual Tax Liability or increased Actual Tax Liability of any of the Warrantors which arises by virtue of the operation of Section 767A, 767AA and 767B ICTA 1988 in circumstances where the taxpayer company (as referred to in Section 767A(1) ICTA ) is the Company.

9.2	If the Purchaser is liable under 9.1 the Purchaser shall pay to the Warrantors an amount equal to any costs or expenses reasonably and properly incurred by the Warrantors in connection with any such Actual Tax Liability or increased Actual Tax Liability (or claim therefor) as is mentioned in sub-clause 9.1 or in successfully taking any action under this clause 9.

9.3	Clause 4 (gross-up) of this Tax Deed shall apply to the covenant in clause 9.1 above, as if references to the Warrantors are to the Purchasers and vice versa, and making such other adjustments as may be required to give effect to this clause.

Schedule 12

Agreed Form Resignation Letters for Directors and Secretary of the Company

FORM OF RESIGNATION LETTER

Dear Sirs

I resign from the office of [Director/Secretary] with Capture Projects Limited with immediate effect and acknowledge and confirm that:

(a)	I have no claim whatsoever against Capture Projects Limited, TIS UK Limited or any of their parent companies, their servants, officers, agents etc for breach of contract, compensation for loss of office or employment or loss of pension rights which I acknowledge shall terminate with immediate effect; and

(b)	there is no agreement or arrangement outstanding under which Capture Projects Limited has or could have an obligation to me whether now or in the future in each case up to and including the date of this letter; and I waive, release and forever discharge Capture Projects Limited and TIS UK Limited against all actions, proceedings, claims, demands and costs which I may now have or would have had but for the execution of this deed.

Signed as a deed by	)
	)	__________________________________
in the presence of:	)

________________________    Signature of the Witness
________________________    Name of the Witness
________________________    Address of the Witness
________________________
________________________
________________________    Occupation of the Witness

Schedule 13

Vendors’ Solicitors Form of Legal Opinion

To:	Top Image Systems UK Limited (registered no. 04993167) Amberley Place 107-111 Peascod Street Windsor SL4 1TE

Dear Sirs

Capture Projects Limited

We serve as counsel to Edward Stocker and Roger Stocker, who are either registered as, or otherwise entitled to, the entire issued share capital of Capture Projects Limited (the “Shareholders” and “Company” respectively). We have been asked by the Shareholders to render this opinion in connection with the execution and delivery of a Share Purchase Agreement including all its Schedules, dated as of 11 April 2007, entered into by and between the Vendors and the Purchaser (as defined in the said Agreement) (collectively the “Agreement”).

In connection with rendering the opinions set forth below, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement (ii) the Company’s statutory Company Books; and (iii) the Company’s Articles of Association (the “Articles”); and all the documents included in (i) through (iii) above, including all schedules thereto (collectively the “Transaction Documents”) as well as such documents, records, contracts, agreements, certificates and written statements supplied to us by the Company as we deem necessary for such purpose. In our examination, we have relied upon and have not independently verified the following assumptions: (i) the genuineness of all signatures on all documents in connection with which this opinion is rendered, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to original documents of all documents submitted to us as certified copies or photocopies, and the authenticity of the originals of such latter documents.

In making our examination of documents executed by corporate or other entities other than the Company, we have assumed that such entities had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed that due authorization by all requisite action, corporate or other, and due execution and delivery by such entities of such documents and the validity and binding effect thereof.

In rendering the opinions set forth below, we have relied, as to matters of fact, upon and assumed the accuracy and authenticity, without independent investigation, of information and documents supplied to us by the Company and its officers. In addition, we have assumed that the representations and warranties as to factual matters made by the Company and the Warrantors and by the Purchasers in clause 7 and schedule 7 of the Agreement respectively are true and correct.

Any statement herein qualified by the phrase “to the best of our knowledge,” or “knowledge” is intended to indicate that during the course of our representation in connection with the Transaction Documents, no information that would give us actual knowledge of, or reasonable belief concerning, the inaccuracy or incompleteness of such statement has come to the attention of the lawyers in this firm who have rendered legal services to the Company or its shareholders of the existence or absence of any facts which would contradict our opinions set forth below. Unless specifically stated otherwise herein, we have made no independent factual investigation for the purpose of rendering an opinion “to the best of our knowledge.” No reference as to our knowledge of any matters bearing on the accuracy of any such statement should be drawn from the fact of our representation of the Shareholders. There is no assurance that all material facts were disclosed to us.

Unless specified otherwise, references to the “Company” refer only to the Company itself, and do not refer to any parent or subsidiary corporations or any other entities which may be affiliated with the Company.

The opinions expressed herein are limited to English law, and we express no opinion as to the effect, on the matters covered by this opinion, of the laws of any jurisdiction other than those of England and Wales.

Subject to the limitations, qualifications, and exceptions set forth herein, we are of the opinion that as of the date hereof and upon the consummation of the transactions contemplated by the Transaction Documents:

1.	The Company is duly organized and validly existing under the laws of England and Wales. The Company has all requisite corporate power and authority to carry on its business as now being conducted.

2.	The registered and outstanding capitalization of the Company immediately prior to completion of the Agreement as shown on the Company’s register with the Registrar of Companies (as complemented by the information in the attached note) is as follows:

a.	Authorised Share Capital. The authorized share capital of the Company is £1,000,000 divided into 10,000,000 ordinary shares of £0.10 each.

b.	Ordinary Shares. There exists only one class of shares.

c.	Issued Share Capital: the entire issued share capital of the Company is as stated in the Agreement and comprises 265,250 ordinary shares of £0.10, all of which are beneficially owned by the Vendors, there being no shareholder or person with rights over the shares in the Company to our knowledge other than the Vendors.

d.	Rights to Acquire Shares. To our knowledge, there exist no options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or otherwise obtain from the Company any of the Company’s shares. In particular, the employees of the Company have either exercised or waived all rights they may have in relation to the Company’s unapproved share option scheme and there are no persons to our knowledge that have any options or other rights over any of the shares of the Company.

3.	We do not represent the Company in any legal proceedings, and we are not aware of any legal proceedings in which the Company is involved or of any pending or threatened actions, suits, claims, investigations or other proceedings (either legal or administrative), filed or authorized by the Company or against it. To our knowledge, the Company has not received any written threat that questions the validity of the Transaction Documents or the right of the Company to enter into the Transaction Documents.

4.	To our knowledge, the execution, delivery or performance of the Transaction Documents and the transactions contemplated thereunder by the Company do not require any prior approval or consent from any person or entity in England and Wales.

In addition to any assumptions, qualifications and other matters set forth elsewhere herein, the opinions set forth above are subject to the following matters as to which we express no opinion:

1.	Any representation or warranty made or given in the Agreement by any of the parties thereto, or by any other person or entity, or to the adequacy, accuracy or completeness of the statements and disclosures contained in the Agreement or the schedules and exhibits thereto, though we have no reason to believe that any such representation or warranty is not materially correct.

2.	The applicability or effect of any fraudulent transfer or similar law on the Transaction Documents or any transaction contemplated thereby;

3.	Tax consequences (including but not limited to income, sale or transfer taxes) arising out of the Agreements or any transaction contemplated therein;

Except as otherwise noted, we disclaim any undertaking to advise you of changes that may have been brought to our attention hereafter.

This opinion is rendered only to you under the Transaction Documents and is solely for your benefit in connection with the transactions described therein. This opinion may not be used or relied upon by you for any other purpose, or circulated to, quoted or relied upon by any other person or entity for any purpose, or disclosed, quoted, filed with a government agency or otherwise referred to in any context whatsoever without our prior written consent. Notwithstanding the above, we hereby consent to your disclosing this opinion before any government authority, NASDAQ or the US SEC, if requested to do so by any such entity.

Yours faithfully

BURGES SALMON LLP

Service Agreement between Roger Stocker and the Company – N/A